

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2019

Michelle Gass
Chief Executive Officer
KOHLS Corp.
N56 W17000 Ridgewood Drive
Menomonee Falls, Wisconsin 53051

> **Re: KOHLS Corp.**
> **Form 10-K for Fiscal Year Ended February 2, 2019**
> **Filed March 22, 2019**
> **File No. 001-11084**

Dear Ms. Gass:

We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services